

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Kimberly Springsteen-Abbott
Chief Executive Officer
Commonwealth Income & Growth Fund VII, LP
4532 US Highway 19, Suite 200
New Port Richey, FL 34652

> **Re: Commonwealth Income & Growth Fund VII, LP**
> **Form 8-K filed November 28, 2023**
> **File No. 333-156357**

Dear Kimberly Springsteen-Abbott:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services